Mail Stop 4561

August 30, 2006

J. Randall Martin
666 Burrard Street, Suite 500
Vancouver, B.C., Canada V6C 2X8

      Re: **Columbia Goldfields Ltd.**
             Form 10-KSB for Fiscal Year Ended December 31, 2005
             Form 10-QSB for Fiscal Quarter Ended March 31, 2006 and June 30, 2006
             File No. 000-51013

Dear Mr. Martin:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

      You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413 if you have questions.

                        Sincerely,

                        Cicely LaMothe
                        Accounting Brach Chief